MANAGEMENT’S DISCUSSION AND ANALYSIS
March 28, 2008

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 28, 2008, focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) for the year ended December 31, 2007.  In order to better understand the MD&A, it should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2007.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Notes 2 and 3 to the Company’s financial statements for the year ended December 31, 2007. These principles conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 14 to the financial statements.

ADDITIONAL INFORMATION

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Liquidity, Financial Condition and Capital Resources and Review of Financial Results”.

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and  recoverability of mineral resources), unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with  specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

OVERVIEW

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN” and in the United States on the OTCBB under the symbol “CZICF” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.  In 2006 and 2007, the Company carried out major programs at Prairie Creek including driving a new internal decline about 400 metres long, which was extended a further 200 metres in 2007, and which enabled a major underground exploration and infill drilling program that continued throughout 2007. During 2007 the Company invested $10.8 million on the Prairie Creek project, principally on underground exploration drilling. A total of $7.9 million was invested in Prairie Creek in 2006.

The objective of the 2006/2007 underground drilling program was to define the Prairie Creek resource in compliance with the disclosure standards set out in National Instrument 43-101 and to demonstrate at least ten years of projected mine life in the measured and indicated resource categories. These objectives were achieved, as described in further detail below, and confirmed in the Technical Report independently prepared by MineFill Services Inc.

A Technical Report (the “Report”) dated October 12, 2007, was prepared by MineFill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons), to National Instrument 43-101 standards, following the results of part of the 2007 drilling program. This Report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and, with the inclusion of the results of the first phase of the 2006/2007 underground drilling program, notes significant upgrades in resource categories.

The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential. A summary table is presented below:

Zone	Classification	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Main Quartz Vein	Measured	938,624	211.89	0.465	11.63	13.11
	Indicated	2,944,862	212.39	0.472	12.67	11.16
	Measured + Indicated	3,883,486	212.27	0.470	12.41	11.63
	Inferred	5,516,297	215.53	0.516	11.46	13.55
Stockwork	Indicated	682,165	50.15	0.112	2.68	5.85
	Inferred	4,045	51.31	0.126	2.51	5.54
Stratabound	Measured	611,417	67.6	-	6.68	10.85
	Indicated	663,261	62.0	-	5.53	10.15
	Measured + Indicated	1,274,678	64.7	-	6.08	10.49
	Inferred	21,234	55.7	-	5.65	10.49
Combined	Measured	1,550,041	154.9	0.282	9.67	12.22
	Indicated	4,290,288	163.3	0.342	9.98	10.16
	Measured + Indicated	5,840,329	161.1	0.326	9.89	10.71
	Inferred	5,541,576	214.8	0.514	11.43	13.54
Note: copper grades for stratabound material were not estimated due to the consistently low to negligible assay grades reported in the available database.

Highlights of the Report include:

•	Total Measured and Indicated Resource calculated at 5.8 million tonnes at >20% combined lead and zinc;
•	Measured Resources in Vein tonnage increased 73% at 25% combined lead and zinc with 212 grams per tonne silver;
•	Indicated Resources in Vein tonnage increased 105% at 24% combined lead and zinc with 212 grams per tonne silver;
•	Inferred Resource in Vein calculated at 5.5 million tonnes at 25% combined lead and silver with 216 grams per tonne silver;
•	Average increase of 10% in silver grades; and
•	Confirmation of grade and continuity in a NI 43-101 compliant resource report.

The Measured and Indicated Resource is now capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,300 tonnes per day production rate.

The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com. A summary of the Report is also presented in the Company’s press release dated October 9, 2007.

The Prairie Creek project is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to but outside of the Nahanni National Park Reserve. In August 2007 the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve. The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine, containing approximately 367 square kilometres, is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted. Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

Canadian Zinc welcomed the Government’s announcement and anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the different policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

In October 2007 the Nahanni Expansion Working Group undertook a series of open houses throughout the Dehcho communities to present proposals for developing boundary options for an expanded park. In a document dated October 2007 entitled “Expansion of Nahanni National Park Reserve: Boundary Options for Public Consultation” Parks Canada proposed three options all of which included protecting all existing third party rights and tenures.  In addition, all three options include the understanding that access to the Prairie Creek mine will be provided and will require a right of way or corridor across or through an expanded park.

Although the Company holds permits for the exploration and development of the Prairie Creek property the Company does not have all the permits necessary to operate the mine. The Company has experienced long delays in obtaining permits to date and expects continuing delays and difficulties with its permitting activities.  During 2007 the Company was actively engaged in permitting activities and, in April 2007, obtained a Land Use Permit for winter use of the road which connects the Prairie Creek mine with the Liard Highway from the Mackenzie Valley Land and Water Board. Upon commencement of rehabilitation work, the Company was advised that a Class B Water License was required in order to complete the road rehabilitation work along the Prairie Creek stream-bed. Accordingly, the Company applied for a Class B water license in June 2007 and the license was issued on March 20, 2007.

Canadian Zinc is in a strong financial condition. At December 31, 2007 the Company had cash, cash equivalents and short term investments of $28.4 million compared to $29.1 million at December 31, 2006. During, 2007, the Company completed a private placement financing for gross proceeds of $10 million.

SELECTED ANNUAL FINANCIAL INFORMATION

The following summary financial information has been derived from the financial statements of the Company, which have been prepared in accordance with Canadian GAAP.

(thousands of Canadian dollars	Year ended December 31,
except per share amounts)	2007	2006	2005
Statement of operations
Net (loss)	$(920)	$(1,486)	$(1,967)
Basic and diluted (loss) per share	$(0.01)	$(0.02)	$(0.03)

Balance sheet
Cash, cash equivalents and short-term investments	$28,414	$29,087	$16,064
Total assets	$66,931	$56,762	$34,695
Total liabilities	$6,103	$2,978	$1,351
Shareholders’ equity	$60,828	$53,784	$33,344

The Company is at the exploration and development stage and does not generate revenue or cash flows from operations. The loss for each of the years 2005 to 2007 largely represents administrative expenses.  Total assets increased as a result of cash raised through financings and capitalization of expenditures on resource interests in the year.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2007 and other public disclosure documents of the Company.

For the year ended December 31, 2007, the Company reported a net loss of $920,000, compared to a loss of $1.5 million for the year ended December 31, 2006.  The reduced loss in 2007 was partly attributable to higher interest income ($1.2 million for the year ended December 31, 2007 compared to $948,000 for 2006) as a result of an increase in cash available for investment. The reduced loss for the year was also due to the inclusion of a charge of $1 million in respect of stock-based compensation in 2006 compared to $267,000 in 2007. The impact of the increased interest income and reduced stock-based compensation was offset by an overall increase in administrative expenses largely attributable to shareholder and investor communications (as described below).

Included in the loss for the year ended December 31, 2007 was a write down in the market value of marketable securities in the amount of $150,000.  There was no equivalent write down in 2006.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  For the year ended December 31, 2007, the Company expended $10.8 million, excluding amortization and accretion charges capitalized, (2006 - $7.9 million) on exploration and development on the Prairie Creek Property, the principal component of which was underground drilling.

The 2007 program included the continuation of the underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 metre intervals along a new 400 metre internal decline. Phase 1 of the drilling program was completed in early June 2007 and consisted of 400 metres of decline development from which 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations have been completed. The results of the Phase 1 program were incorporated into a Technical Report dated October 12, 2007 which was prepared in accordance with the standards in National Instrument 43-101 as described in the “Overview” section above.

Phase 2 of the underground exploration program commenced in August 2007 with the completion of a further 200 metre extension of the underground decline to create additional underground drill stations. The underground drilling program from the new drill stations commenced in late September 2007 and continued until December 2007. Ten holes totaling 2,407 metres of coring were completed, all of which intersected mineralization.

A summary of the Phase 1 and 2 underground exploration programs at Prairie Creek as described above is included below:

Timeframe	Advance
August - December 2006	Cross-cut: 75 metres Decline: 350 metres Cut outs/safety bays/sumps: 20 metres Drill stations: 6
September - November 2007	Decline: 200 metres Cut outs/safety bays/sumps: 5 metres Drill stations: 4
TOTAL	Cross-cut: 75metres Decline: 550m Cut outs/safety bays/sumps: 25 metres Drill stations: 10

Drilling:

Timeframe	Number of holes	Coring (metres)
October 2006 - May 2007	41 (Phase 1)	8,217
September 2007 - December 2007	10 (Phase 2)	2,407
TOTAL	51	10,624

Between July and early September 2007 the Company also carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes. This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek minesite, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the minesite but located 5 – 10 kilometres south of the minesite. No significant mineral intersections were encountered. The data from this drill program is currently being incorporated into the Prairie Creek property dataset in order to determine future exploration strategy.

Continued work on permitting at Prairie Creek was undertaken during the year ended December 31, 2007.  On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway. The permit is valid for a period of five years to April 10, 2012. On June 7, 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water license (MV2007L8-0026) needed to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. On June 29, 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band. The quarry permit was issued on February 29, 2008 and the water license was issued on March 20, 2008.

Particulars of the deferred exploration and development costs are shown in Note 6 to the audited financial statements for the year ended December 31, 2007.

Revenue and Interest Income

The Company is in the development stage and does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest income.  Interest income for the year ended December 31, 2007 was $1.2 million compared to $948,000 for 2006. The increase is attributable to the overall increased amounts available for investment during 2007.

Administrative Expenses

Administrative expenses for the year ended December 31, 2007 were $1.7 million (excluding stock based compensation, amortization and write down of marketable securities) compared to $1.4 million in the year ended December 31, 2006.  The increase was largely attributable to increased activity in shareholder and investor communications in 2007.

Reclamation Expenditures

In 2007, the Company incurred $246,000 (2006 - $Nil) on a work program to repackage certain hazardous materials stored at the Prairie Creek site in order to facilitate their future removal and destruction. These expenditures were applied against the asset retirement obligation as disclosed in Note 8 to the audited financial statements as at December 31, 2007.

Other Non-Cash Expenses

In 2007, the Company recorded an expense for stock-based compensation of $267,000 relating to stock options granted to directors, officers, employees and contractors. The amount charged in 2006 relating to stock-based compensation was $1 million. This decrease relates primarily to the number of options granted. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A. The assumptions used in the calculation are described in Note 10(a) to the audited financial statements at December 31, 2007.

Amortization costs relating to mining plant and equipment of $143,000 (2006 - $51,000) and the asset retirement obligation asset of $128,000 (2006 - $129,000) were capitalized to resource interests. The increase in amortization relating to plant and equipment arose as a result of equipment purchases in 2006 that have been amortized for the full year in 2007.

The Company recorded a write-down on its marketable securities of $150,000 in the year ended December 31, 2007. There was no equivalent charge in 2006. The marketable securities were designated as held for trading assets by the Company upon the adoption, on January 1, 2007, of new accounting standards relating to financial instruments as described in more detail in the “Critical Accounting Estimates” section to this MD&A. This write-down in value is based upon the market value of the shares at December 31, 2007.

Related Party Transactions

The Company’s related party transactions for the year ended December 31, 2007 consisted of executive compensation paid to executives, directors and corporations controlled by directors in the amount of $498,000 compared to $580,000 in 2006. The decrease was principally attributable to increased payments made in the second quarter of 2006 to senior executives of the Company and timing differences related to such payments. Particulars relating to related party transactions are shown in Note 11 to the audited financial statements for the year ended December 31, 2007.

Income Taxes

The Company is currently not profitable and has provided for its future income tax assets; accordingly, there was no current or future income tax expense recorded during the years ended December 31, 2007 and 2006.

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that a future income tax liability is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities. In 2007, $8 million of such expenditures were renounced and the documents filed in the quarter ended March 31, 2007. This resulted in the recognition of a future tax liability in respect of the renounced expenditures of $2.487 million and a corresponding reduction in shareholder equity.  This also increased the future income tax liability from $1.134 million at December 31, 2006 to $3.621 million as reported at December 31, 2007.

A reconciliation of income taxes for each of the past three years is shown below:

	2007	2006	2005
Statutory tax rate	34.12%	35.01%	34.87%
Recovery of income taxes computed at statutory rates	$314	$520	$686
Permanent differences	(93)	(401)	(519)
Expired losses	147	(739)	(68)
Other	(242)	637	(10)
Income tax rate changes	177	(155)	(2)
Change in valuation allowance	(303)	138	(87)
	$-	$-	$-

SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER

(thousands of dollars except per share amounts)
Quarter ended	Interest income $	Net (Loss) $	Net (Loss) per Common Share $
December 31, 2007	208	(684)	(0.01)
September 30, 2007	375	(1)	(0.00)
June 30, 2007	331	(171)	(0.00)
March 31, 2007	320	(64)	(0.00)
December 31, 2006	304	(966)	(0.02)
September 30, 2006	237	(39)	(0.00)
June 30, 2006	226	(326)	(0.00)
March 31, 2006	181	(155)	(0.00)

The Company’s interest income has generally increased as a result of higher cash, cash equivalents and short term investment balances following share issuances during 2006 and 2007. The reduced interest income in the fourth quarter of 2007 arose as a result of slightly lower cash and cash equivalents following the 2007 Prairie Creek drill programs and also as a result of lower returns generally on rolling investments following the recent uncertainty in the capital markets.

The net loss in the fourth quarter of 2007 is higher than the prior three quarters primarily as a result of stock-based compensation charge of $267,000 relating to stock options granted in October 2007, management bonuses awarded to officers and employees of the Company, and additional compliance costs relating to, among others, internal controls procedures and related testing for Sarbanes-Oxley compliance.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

As at December 31, 2007, the Company had cash and cash equivalents of $6.9 million, short term investments of $21.5 and a positive working capital balance of $27.4 million. As at December 31, 2006, the Company had cash and cash equivalents of $13.6 million, short term investments of $15.5 million and a positive working capital balance of $29.1 million. Accordingly, the Company believes that it remains in a strong position to further continue with its planned exploration, development and permitting activities at the Prairie Creek Mine.

The Company’s short term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; accordingly, the Company’s investments have not been impacted by the recent market issues relating to asset-backed commercial paper or sub-prime debt instruments, except in so far as the rates of return have declined generally across the market such that the interest earned on investments is currently lower than in early 2007.

Canadian Zinc does not generate any cash flows from operations and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. During the year ended December 31, 2007, the Company completed a private placement of 11,765,000 units at a price of $0.85 per unit for total gross proceeds of $10,000,250. Net proceeds received after accounting for share issue costs were $9,766,332. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.20 per warrant share until July 23, 2009.

The Company continued to incur expenditures on its Prairie Creek Mine site during the year ended December 31, 2007 during which time $10.8 million was expended on exploration and development costs. Details of the Company’s deferred exploration and development costs are included in Note 6 to the audited financial statements for the year ended December 31, 2007. Previous disclosures indicated that a budget of $9.0 million had been approved for Prairie Creek programs in 2007. The additional costs relate primarily to additional drilling performed on the Prairie Creek Property and related camp operation costs (total additional expenditures of approximately $3.3 million). This was offset by the delay in commencing work on the rehabilitation of the winter road (as described in this MD&A) which had been budgeted at approximately $2 million.

The Company’s current liabilities at December 31, 2007 were $1.254 million compared to $464,000 as at December 31 2006. This increase arose primarily as a result of the timing of payments to trade creditors but also due to the increased general corporate and exploration activity that occurred in 2007 and for which invoices were remitted to the Company in December 2007 and January 2008.

Canadian Zinc considers that its capital resources are adequate to support the current operations and short to medium-term plans of the Company. However, additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as uncertainty in the capital markets.  This is discussed in more detail in the “risks and uncertainties” section in this MD&A.

The following table reflects our aggregate financial commitments as of December 31, 2007:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	595	122	395	78	-
Asset Retirement Obligation (2)	1,228	-	-	-	1,228
Other Liability (3)	100	100	-	-	-
Total	1,923	222	395	78	1,228

(1)	Represents rent obligations under operating leases for office space and equipment.
(2)
The asset retirement obligation represents the expected present value of total payments of $2.5 million which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

(3)	Represents amounts payable to contractors at the Prairie Creek Mine site.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $51,000 per annum.

OUTLOOK

Canadian Zinc is currently in a development phase with additional exploration also taking place at the Prairie Creek Mine site.  At December 31, 2007 the Company had a positive working capital balance of $27.4 million which places the Company in a strong financial position to carry out its planned exploration, development and permitting activities for the upcoming periods.

A preliminary budget of $7.5 million, which is in addition to the regular, ongoing costs of maintaining the Prairie Creek site, has been approved for the Prairie Creek project for 2008. Planned programs include ongoing permitting activities, further engineering and rehabilitation work on the road to the mine Site and ongoing exploration. The Company is also examining the various operating alternatives outlined in the 2001 preliminary Scoping Study (which is now considered to be out of date and should not be relied upon) and is working towards updating and converting the Scoping Study into a Pre-Feasibility study utilizing the updated Technical Report as described in the “Overview” section to this MD&A. The Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed in 2008.

The main focus is to continue permitting activities in order to advance the project towards commercial production. A series of community open houses and public meetings were held, during November 2007, in seven Dehcho communities to provide information and to seek feedback and advice relating to the reopening of the Prairie Creek mine. The Company plans to apply for the Land Use Permit and Water License for the commercial operation of the Prairie Creek Mine once the project description report can be finalized for the application submittal. Originally the Company intended to file this application during 2007. However, this timeline was delayed as a result of the Company updating a detailed Mine Plan based on incorporating all the Phase 1 and 2 underground drilling results and the unexpected delays with regard to the road rehabilitation permitting process. The Company plans to submit the applications as soon as possible.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed on an ongoing basis for updated information and facts. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2007. The following is a discussion of the accounting estimates that are significant in determining the Company’s financial results and position:

Resource Interests

The Company defers (capitalizes) all acquisition, exploration and development costs that relate to its Prairie Creek Property. The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable (utilizing undiscounted estimates of cash flows) or has become impaired. When the carrying values of resource interests are determined to be greater than undiscounted cash flows, impairment is recorded to write down the assets to their estimated fair value. In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of reserves. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2007, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.5 million, mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1.2 million based upon the following assumptions: long-term inflation rate of 2.5%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of ten years.

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2007	2006	2005
Dividend yield	0%	0%	0%
Risk free interest rate	4.07%	4.02%	3.5%
Expected life	5 years	5 years	5 years
Expected volatility	89%	101%	91%

Financial Instruments

As described below in “Changes in Accounting Policies including Initial Adoption,” the Company adopted, effective January 1, 2007, several new accounting standards with regard to financial instruments. As disclosed in Note 3 to the audited financial statements for the year ended December 31, 2007, the Company elected to classify its short term investments and cash equivalents as held for trading assets, which requires that gains or losses from changes in fair value are taken directly to net income, as this was considered the most appropriate classification. Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 13 to the audited financial statements for the year ended December 31, 2007.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company adopted various new accounting standards, as described below, during the year ended December 31, 2007.

On January 1, 2007, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, “Comprehensive Income,” Section 3251, “Equity,” Section 3855, “Financial Instruments – Recognition and Measurement,” Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges.” These new accounting standards provide the requirements for the recognition, measurement, disclosure and presentation of financial instruments, the use of hedge accounting and also establish standards for reporting and presenting comprehensive income. The standards were adopted retroactively without restating prior periods. The Company also adopted, effective January 1, 2007, Section 1506, “Accounting Changes.”

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 3 to the audited financial statements as at December 31, 2007.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 28, 2008, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc Corporation.

In 1998/2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc Corporation’s operations or business.

As noted in the “Overview” section above, in August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  While Canadian Zinc has been assured that its current rights will be respected, there is a risk that the Park Expansion will detrimentally impact the existing mining and access rights of Canadian Zinc.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licenses and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licenses and permits. However, such licenses and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licenses and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve. The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine rules and permits. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation cost. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the “Critical Accounting Estimates” section discussion of “Asset retirement obligation.”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licenses and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licenses necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek mine may not be able to operate.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Exploration for minerals and development of mining operations involve many risks, most of which are outside the Company’s control. In addition to the normal and unusual risks of exploration and mining, the Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

The development plan for the Prairie Creek Project is based upon a Scoping Study prepared internally by the Company in 2001. A Scoping Study is not a Feasibility Study. The Scoping Study outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on a Resource Estimation. The Resource Estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment. The Scoping Study is now considered to be out of date and should not be relied upon. The Company is working towards updating and converting the Scoping Study into a Pre-Feasibility study utilizing the updated Technical Report as described in the “Overview” section to this MD&A. The Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed in 2008.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand;
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of its shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s Properties, will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc Corporation’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from mineral resource estimates for the following reasons:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves.

Any of these factors may require Canadian Zinc to reduce its mineral reserve and mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Native title or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Dividend Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.
History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $13.609 million through December 31, 2007.  There can be no assurance that the Company will be able to operate profitably during future periods.

Shareholder Dilution

As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 4,815,000 common shares and share purchase warrants outstanding allowing the holders to purchase 9,715,012 common shares.  Directors and officers of the Company (including former directors) hold 4,200,000 of these share purchase options and 615,000 share purchase options are held by employees of the Company.  None of the share purchase warrants are held by directors and officers. As of December 31, 2007 there were 120,213,962 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

In 2007, the Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As of December 31, 2007, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at March 28, 2008, the Company had the following securities issued and outstanding:

Common shares	120,685,063
Share purchase options	4,815,000	exercisable between $0.60 - $0.94 per share
Share purchase warrants	9,715,012	exercisable between $0.93 - $1.20 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007, and have concluded that such disclosure controls and procedures were operating effectively at that date.

The disclosure controls process was amended during the quarter ended September 30, 2007, such that, under the direction of the CEO and the CFO, the Company utilizes disclosure checklists to ensure that all material facts are known and disclosed on a timely basis. The Company also holds regular meetings of the management team to ensure that material facts are known and disclosed on a timely basis.

It should be noted that, while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent imitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is mitigated by management and Board review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, as at December 31, 2007, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2007, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2007.

Changes in internal controls over financial reporting

The Company performed a detailed review and assessment of its internal controls over financial reporting during 2007 in an effort to further enhance its systems. A significant change was made during the year with regard to the corporate structure through the hiring of a full-time CFO on October 15, 2007 (as opposed to previously having a part-time CFO). This enabled the Company to re-evaluate and strengthen certain elements of its internal controls over financial reporting.

The Company made certain other changes to its systems of internal controls over financial reporting in 2007 that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting. During this process, management identified certain potential deficiencies in internal control over financial reporting, but none which were individually or cumulatively considered to be material weaknesses. The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company. Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties. These risks are not considered to be significant. The Company’s management has taken such action as it considers appropriate to minimize any potential risks from these deficiencies, including using outside consultants and advisors as deemed appropriate.